                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549



                                      FORM 11-K

(Mark One)

    [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

         For the fiscal year ended August 31, 1996

                                       or

    [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

         For the transition period from __________ to __________

                           Commission File Number 000-18859

    A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                     SONIC CORP. SAVINGS AND PROFIT SHARING PLAN


    B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:



                                     SONIC CORP.
                                   101 PARK AVENUE
                            OKLAHOMA CITY, OKLAHOMA 73102

Report of Independent Auditors.................................................1

Financial Statements

Statements of Net Assets Available for Benefits With Fund Information..........2
Statements of Changes in Net Assets Available for Benefits With Fund
 Information...................................................................4
Notes to Financial Statements..................................................6

Supplemental Schedules

Item 27a--Schedule of Assets Held for Investment Purposes.....................10
Item 27d--Schedule of Reportable Transactions.................................11

Party-in-interest transactions are not presented because there are no party-in-interest transactions which are prohibited by ERISA Section 406 and for which there is no statutory or administrative exemption.


                                      SIGNATURES

    The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       SONIC CORP.


Date: February 27, 1997                By:  /s/ RONALD L. MATLOCK
                                           -----------------------------------
                                            Ronald L. Matlock, Vice President
                                            and General Counsel

                            Report of Independent Auditors


The Plan Administrator
Sonic Corp. Savings and Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits with fund information of Sonic Corp. Savings and Profit Sharing Plan as of August 31, 1996 and 1995, and the related statements of changes in net assets available for benefits with fund information for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at August 31, 1996 and 1995, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of August 31, 1996, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the 1996 basic financial statements. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                     ERNST & YOUNG LLP


Oklahoma City, Oklahoma
January 14, 1997

                     Sonic Corp. Savings and Profit Sharing Plan

                   Statements of Net Assets Available for Benefits
                                With Fund Information

                                                                                 AUGUST 31, 1996
                                                   --------------------------------------------------------------------
                                                                          FUND INFORMATION
                                                   ------------------------------------------------------
                                                                                                CAPITAL
                                                     STOCK        GROWTH         BALANCED    PRESERVATION
                                                     FUND          FUND            FUND          FUND          TOTAL
                                                   -------------------------------------------------------------------
ASSETS
Investments:
  Shares of registered investment companies:
    American Performance Equity Fund,
     36,147 shares                                 $      -     $  369,937       $126,366       $      -     $  496,303
    Russell Special Growth Fund #9,
     4,340 shares                                         -        138,511         41,080              -        179,591
    Russell Equity Income Fund #10,
     5,814 shares                                         -        225,891              -              -        225,891
    Russell International Securities
     Fund #13, 3,994 shares                               -        166,948         63,610              -        230,558
    Russell Quantitative Equity Fund
     #17, 15,822 shares                                   -        371,483        125,970              -        497,453
    Russell Real Estate Securities Fund
     #18, 4,493 shares                                    -         81,537         34,607              -        116,144
    Russell Emerging Markets Fund #22,
     5,252 shares                                         -         43,748         21,060              -         64,808
    Cash Plus Government Fund,
     380,288 shares                                   5,051         78,795         83,566        212,876        380,288
  U.S. Treasury notes                                     -              -        249,574              -        249,574
  Federal National Mortgage Association
   debenture                                              -              -         28,247              -         28,247
  Sonic Corp. common stock, 17,543 shares           412,260              -              -              -        412,260
  Participant notes receivable                            -              -              -         90,830         90,830
                                                   --------------------------------------------------------------------
Total investments                                   417,311      1,476,850        774,080        303,706      2,971,947

Receivables:
  Contributions:
    Participants                                      2,579          7,724          4,690          2,121         17,114
    Employer                                          4,643         22,425          9,043          7,787         43,898
  Loan repayments                                       259          1,880            404            222          2,765
  Accrued interest                                       18            368          5,103            903          6,392
                                                   --------------------------------------------------------------------
Total receivables                                     7,499         32,397         19,240         11,033         70,169
                                                   --------------------------------------------------------------------
Total assets                                        424,810      1,509,247        793,320        314,739      3,042,116

LIABILITIES--cash overdraft                           3,550          5,387          2,916            566         12,419
                                                   --------------------------------------------------------------------
Net assets available for benefits                  $421,260     $1,503,860       $790,404       $314,173     $3,029,697
                                                   --------------------------------------------------------------------
                                                   --------------------------------------------------------------------

(CONTINUED ON FOLLOWING PAGE)

                     Sonic Corp. Savings and Profit Sharing Plan

                   Statements of Net Assets Available for Benefits
                          With Fund Information (continued)

                                                                             AUGUST 31, 1995
                                                   -----------------------------------------------------------------
                                                                      FUND INFORMATION
                                                   ------------------------------------------------------
                                                                                               CAPITAL
                                                    STOCK          GROWTH        BALANCED    PRESERVATION
                                                     FUND           FUND           FUND          FUND          TOTAL
                                                   -----------------------------------------------------------------
ASSETS
Investments:
  Shares of registered investment companies:
    Russell Diversified Equity Fund #8,
     9,023 shares                                  $      -     $  256,388       $101,366       $      -     $  357,754
    Russell Special Growth Fund #9,
     4,664 shares                                         -        162,524         27,288              -        189,812
    Russell Equity Income Fund #10,
     6,555 shares                                         -        257,607              -              -        257,607
    Russell International Securities Fund
     #13, 3,862 shares                                    -        138,444         80,245              -        218,689
    Russell Quantitative Equity Fund
     #17, 11,710 shares                                   -        256,146        102,643              -        358,789
    Russell Real Estate Securities Fund
     #18, 3,883 shares                                    -         58,571         30,819              -         89,390
    Russell Emerging Markets Fund #22,
     4,678 shares                                         -         34,651         19,899              -         54,550
    Cash Plus Government Fund,
     192,211 shares                                   7,245              -         16,843        168,123        192,211
  U.S. Treasury notes                                     -              -        265,520              -        265,520
  Federal National Mortgage Association
   debenture                                              -              -         29,007              -         29,007
  Sonic Corp. common stock, 25,091 shares           514,355              -              -              -        514,355
  Participant notes receivable                            -              -              -        115,273        115,273
                                                   --------------------------------------------------------------------
Total investments                                   521,600      1,164,331        673,630        283,396      2,642,957

Receivables:
  Contributions:
    Participants                                      3,040          6,677          5,241          1,478         16,436
    Employer                                          7,764         29,750         13,520          7,568         58,602
  Loan repayments                                       243          2,032            530            299          3,104
  Accrued interest                                       22              -          3,621          1,115          4,758
                                                   --------------------------------------------------------------------
Total receivables                                    11,069         38,459         22,912         10,460         82,900

Cash                                                  9,790              -              -          2,615         12,405
                                                   --------------------------------------------------------------------
Total assets                                        542,459      1,202,790        696,542        296,471      2,738,262

LIABILITIES
Accounts payable                                     16,863          2,470              -              -         19,333
Cash overdraft                                            -          8,609          4,220              -         12,829
                                                   --------------------------------------------------------------------
Total liabilities                                    16,863         11,079          4,220              -         32,162
                                                   --------------------------------------------------------------------
Net assets available for benefits                  $525,596     $1,191,711       $692,322       $296,471     $2,706,100
                                                   --------------------------------------------------------------------
                                                   --------------------------------------------------------------------

SEE ACCOMPANYING NOTES.

                     Sonic Corp. Savings and Profit Sharing Plan

             Statements of Changes in Net Assets Available for Benefits
                                With Fund Information

                                                                             YEAR ENDED AUGUST 31, 1996
                                                      ------------------------------------------------------------------
                                                                         FUND INFORMATION
                                                      -----------------------------------------------------
                                                                                                  CAPITAL
                                                        STOCK       GROWTH        BALANCED     PRESERVATION
                                                         FUND        FUND           FUND           FUND          TOTAL
                                                      ------------------------------------------------------------------
Additions to net assets attributed to:
  Investment income:
    Net appreciation in fair value of investments     $  37,559  $   29,958       $  4,401       $      -     $   71,918
    Interest and dividends                                  243     152,394         69,097         17,537        239,271
                                                      ------------------------------------------------------------------
  Net investment income                                  37,802     182,352         73,498         17,537        311,189

  Contributions:
    Participants                                         33,419     109,184         68,201         26,590        237,394
    Employer                                             16,592      71,301         37,550         23,891        149,334
                                                      ------------------------------------------------------------------
Total additions                                          87,813     362,837        179,249         68,018        697,917

Deductions from net assets attributed to:
  Benefits paid to participants                          89,994     157,488         86,007         35,963        369,452
  Loan fees and trustee fees                                  -       1,868          1,715          1,285          4,868
                                                      ------------------------------------------------------------------
Total deductions                                         89,994     159,356         87,722         37,248        374,320
                                                      ------------------------------------------------------------------
Net increase (decrease) prior to interfund transfers     (2,181)    203,481         91,527         30,770        323,597

Interfund transfers (net)                              (102,155)    108,668          6,555        (13,068)             -
                                                      ------------------------------------------------------------------
Net increase (decrease)                                (104,336)    312,149         98,082         17,702        323,597

Net assets available for benefits:
  Beginning of year                                      525,596   1,191,711        692,322        296,471      2,706,100
                                                      ------------------------------------------------------------------
  End of year                                          $ 421,260  $1,503,860       $790,404       $314,173     $3,029,697
                                                      ------------------------------------------------------------------
                                                      ------------------------------------------------------------------

(CONTINUED ON FOLLOWING PAGE)

                     Sonic Corp. Savings and Profit Sharing Plan

             Statements of Changes in Net Assets Available for Benefits
                          With Fund Information (continued)

                                                                     YEAR ENDED AUGUST 31, 1995
                                                      -----------------------------------------------------------------
                                                                           FUND INFORMATION
                                                      ----------------------------------------------------
                                                                                                 CAPITAL
                                                       STOCK       GROWTH        BALANCED     PRESERVATION
                                                        FUND        FUND           FUND           FUND          TOTAL
                                                      -----------------------------------------------------------------
Additions to net assets attributed to:
  Investment income:
    Net appreciation in fair value of
     investments                                      $189,686  $   65,771      $  33,436       $      -     $  288,893
    Interest and dividends                                 273      75,232         55,929         15,409        146,843
                                                      -----------------------------------------------------------------
  Net investment income                                189,959     141,003         89,365         15,409        435,736

  Contributions:
    Participants                                        36,227      97,910         71,954         19,478        225,569
    Employer                                            23,260      70,208         42,246         15,377        151,091
                                                      -----------------------------------------------------------------
Total additions                                        249,446     309,121        203,565         50,264        812,396

Deductions from net assets attributed to:
    Benefits paid to participants                        9,192     150,429        402,248         14,192        576,061
    Loan fees and trustee fees                               -         438            421            360          1,219
                                                      -----------------------------------------------------------------
Total deductions                                         9,192     150,867        402,669         14,552        577,280
                                                      -----------------------------------------------------------------
Net increase (decrease) prior to interfund
 transfers                                             240,254     158,254      (199,104)         35,712        235,116

Interfund transfers (net)                              (27,485)    (25,999)       32,725          20,759              -
                                                      -----------------------------------------------------------------
Net increase (decrease)                                212,769     132,255      (166,379)         56,471        235,116

Net assets available for benefits:
    Beginning of year                                  312,827   1,059,456        858,701        240,000      2,470,984
                                                      -----------------------------------------------------------------
    End of year                                       $525,596  $1,191,711      $ 692,322       $296,471     $2,706,100
                                                      -----------------------------------------------------------------
                                                      -----------------------------------------------------------------

SEE ACCOMPANYING NOTES.

                     Sonic Corp. Savings and Profit Sharing Plan

                            Notes to Financial Statements

                               August 31, 1996 and 1995



1. DESCRIPTION OF PLAN

The following description of the Sonic Corp. (the "Company") Savings and Profit Sharing Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan covering all full-time employees of the Company who have one year of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

CONTRIBUTIONS

Each year, participants may contribute up to 11% of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company may contribute a percentage of participants' contributions to the Plan. Additional amounts may be contributed at the option of the Company's board of directors. Contributions are subject to certain limitations.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of trustee fees. Allocations are based on participant compensation or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

VESTING

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after seven years of credited service.

                     Sonic Corp. Savings and Profit Sharing Plan

1. DESCRIPTION OF PLAN (CONTINUED)

INVESTMENT OPTIONS

Upon enrollment in the Plan, a participant may direct employee contributions in 10% increments in any of four investment options.

    STOCK FUND--Funds are invested in shares of common stock of the Company and in shares of a registered investment company that invests in U.S. Government securities.

    GROWTH FUND--Funds are invested in shares of registered investment companies that invests in equity securities.

    BALANCED FUND--Funds are invested in U.S. Government securities and in shares of registered investment companies that invest in equity securities and in U.S. Government securities.

    CAPITAL PRESERVATION FUND--Funds are invested in shares of a registered investment company that invests in U.S. Government securities and in participant notes receivable.

Participants may change their investment options quarterly.

PARTICIPANT NOTES RECEIVABLE

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from
(to) the Capital Preservation fund. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan Administrator. Interest rates range from 7% to 10%. Principal and interest is paid ratably through monthly payroll deductions. Such deductions are remitted by the Company to the Plan in the month following the payroll deductions.

PAYMENT OF BENEFITS

On termination of service, a participant may elect to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account, or upon death, disability or

                     Sonic Corp. Savings and Profit Sharing Plan

1. DESCRIPTION OF PLAN (CONTINUED)

retirement, may elect to receive annual installments over a period of not more than a participant's assumed life expectancy.

FORFEITED ACCOUNTS

At August 31, 1996, forfeited nonvested accounts totaled $38,333. These accounts will be allocated to participants' accounts. Also, during the year ended August 31, 1996, $14,412 was allocated to participants' accounts from forfeited nonvested accounts.

ADMINISTRATION

The Plan is administered by the Company. Administrative expenses, other than loan fees and trustee fees, incurred by the Plan are paid by the Company. During fiscal years ended August 31, 1996 and 1995, such expenses incurred amounted to $19,406 and $20,600, respectively.

2. SUMMARY OF ACCOUNTING POLICIES

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. U.S. Government securities and the Company's common stock are valued at their quoted market prices. Participant notes receivable are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of a mutual fund managed by BancOklahoma Trust Company, the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

                     Sonic Corp. Savings and Profit Sharing Plan

2. SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. INVESTMENTS

The Plan's investments are held by BancOklahoma Trust Company. Investments that represent 5% or more of the Plan's net assets are separately identified in the accompanying statements of net assets available for benefits with fund information.

4. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

5. INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated October 19, 1992, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter to incorporate certain administrative provisions required by recent changes in the IRC. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

                               SUPPLEMENTAL SCHEDULES

                     Sonic Corp. Savings and Profit Sharing Plan


              Item 27a--Schedule of Assets Held for Investment Purposes

                                   August 31, 1996

                                              DESCRIPTION OF INVESTMENT,
        IDENTITY OF ISSUE, BORROWER,       INCLUDING MATURITY DATE, RATE OF                       CURRENT
          LESSOR OR SIMILAR PARTY          INTEREST, PAR OR MATURITY VALUE           COST          VALUE
----------------------------------------------------------------------------------------------------------
Shares of registered investment companies:

 *American Performance Equity Fund                 36,147 shares                 $  499,046     $  496,303
  Russell Special Growth Fund #9                    4,340 shares                    164,439        179,591
  Russell Equity Income Fund #10                    5,814 shares                    214,913        225,891
  Russell International Securities Fund #13         3,994 shares                    208,514        230,558
  Russell Quantitative Equity Fund #17             15,822 shares                    431,878        497,453
  Russell Real Estate Securities Fund #18           4,493 shares                    104,275        116,144
  Russell Emerging Markets Fund #22                 5,252 shares                     62,306         64,808
  Cash Plus Government Fund                       380,288 shares                    380,288        380,288
                                                                                 -------------------------
                                                                                  2,065,659      2,191,036
U.S. Government securities:
  Treasury note                          $25,000 principal amount, 7%
                                           due April 15, 1999                        25,766         25,320
  Treasury note                          $25,000 principal amount, 6.75%
                                           due May 31, 1997                          25,398         25,188
  Treasury note                          $40,000 principal amount, 6.375%
                                           due July 15, 1999                         39,375         39,875
  Treasury note                          $50,000 principal amount, 6.375%
                                           due August 15, 2002                       50,762         49,000
  Treasury note                          $20,000 principal amount, 6.875%
                                           due March 31, 1997                        19,894         20,144
  Treasury note                          $40,000 principal amount, 7.125%
                                           due February 29, 2000                     40,331         40,625
  Treasury note                          $30,000 principal amount, 7.125%
                                           due October 15, 1998                      29,894         30,459
  Treasury note                          $20,000 principal amount, 5.25%
                                           due January 31, 2001                      19,956         18,963
  Federal National Mortgage Association  $30,000 principal amount, 6.2%
                                           due July 10, 2003                         27,684         28,247
                                                                                 -------------------------
                                                                                    279,060        277,821

*Sonic Corp.                             17,543 shares of common stock              282,427        412,260
*Participant loans                       7% to 10%                                        -         90,830
                                                                                 -------------------------
                                                                                 $2,627,146     $2,971,947
                                                                                 -------------------------
                                                                                 -------------------------
*Party-in-interest.

                     Sonic Corp. Savings and Profit Sharing Plan

                    Item 27d--Schedule of Reportable Transactions

                              Year ended August 31, 1996

                                                                                                              (H) CURRENT
                                                                                                                 VALUE
                                                                                (C)        (D)        (G)     OF ASSET ON   (I)
                                                                              PURCHASE   SELLING    COST OF   TRANSACTION   NET
   (A) IDENTITY OF PARTY INVOLVED    (B) DESCRIPTION OF ASSETS                 PRICE      PRICE      ASSET        DATE      GAIN
----------------------------------------------------------------------------------------------------------------------------------
Category (iii)--series of
 transactions in excess of 5% of
 plan assets:
    *Sonic Corp.                     Sonic Corp. common stock:
                                             5,308 shares                    $  104,600                        $  104,600
                                            12,856 shares                                $242,421   $205,762   $  242,421  $36,659

    *BancOklahoma Trust Company      American Performance Equity Fund--SSR:
                                            36,147 shares                    $  499,046                        $  499,046

     Frank Russell Investment        Russell Diversified Equity Fund #8:
      Company                               2,374 shares                     $   92,551                        $   92,551
                                            11,397 shares                                $459,793   $409,167   $  459,793  $50,626

                                     Russell Special Growth Fund #9:
                                             2,160 shares                    $   86,896                        $   86,896
                                             2,484 shares                                $101,893   $ 93,881   $  101,893  $ 8,012

                                     Russell Equity Income Fund #10:
                                             1,838 shares                    $   70,998                        $   70,998
                                             2,579 shares                                $102,708   $ 95,153   $  102,708  $ 7,555

                                     Russell Quantitative Equity Fund #17:
                                             4,756 shares                    $  149,324                        $  149,324
                                               644 shares                                $ 20,278   $ 16,821   $   20,278  $ 3,457

     SEI Corporation                 Cash Plus Government Fund:
                                         1,103,757 shares                    $1,103,757                        $1,103,757
                                           915,680 shares                                $915,680   $915,680   $  915,680  $     -

*Party-in-interest.
Columns (e) and (f) are not applicable.
There were no category (i), (ii) or (iv) reportable transactions during the year ended August 31, 1996.